Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Partners with QCL Technologies to Expand Reach in
Ireland

Partnership Delivers Real-Time Data Integration and Regulatory Compliance
Solutions

TORONTO & SANTA CLARA, Calif. – (June 8, 2005) – DataMirror® (NASDAQ: DMCX — News; TSX: DMC — News) today announced a partnership with QCL Technologies (QCL), a Cork, Ireland, based technology solutions reseller. As partners, DataMirror and QCL will jointly offer real-time data integration and regulatory compliance solutions to clients in the chemical, life sciences and pharmaceutical industries. The partnership leverages solutions built upon DataMirror Integration Suite and QCL’s experience in the Irish market.

By forming a strategic sales and marketing alliance with Cork-based QCL, DataMirror expands its reach in Ireland and becomes QCL’s lead software provider for real-time data integration and regulatory compliance solutions. By adding DataMirror solutions to its menu of software, hardware and technology services, QCL expands its total solution offerings in the area of regulatory and corporate IT compliance.

“With a strong reputation for delivering technology solutions in Ireland, QCL Technologies is a valuable addition to DataMirror’s ecosystem of integration partners, consulting firms, infrastructure providers and value added resellers,” said Stewart Ritchie, Senior Vice-President, Worldwide Sales, DataMirror. “Partnering with a leading reseller like QCL will help DataMirror to deliver business technology solutions that Irish companies want and need.”

QCL Technologies brings more than 17 years of technology solution experience to the partnership. In return, DataMirror offers more than 10 years of leadership with best-of-breed, real-time data integration, protection and Java database solutions.

“Partnering with DataMirror has enabled QCL Technologies to expand our total solution offerings for regulatory and corporate compliance” said Conor O’Leary, Business Development Manager, QCL Technologies. “In speaking with our customers, we know they need solutions that help them meet pending regulatory compliance deadlines. Working with DataMirror will help QCL to build solutions that resolve compliance issues using the best technology for the job.”

QCL Technologies is a DataMirror Gold Partner.

About QCL Technologies

Established in 1988, QCL provides a broad range of IT services and solutions throughout Ireland, from initial definition of IT requirements, through planning, implementation, sourcing, commissioning, training, system support and maintenance. QCL also offers a nationwide Field Services Department to support customer IT systems and networks.

QCL has recently expanded its portfolio of software solutions and services to provide customers with a range of tools necessary to meet regulatory and corporate IT compliance standards in their organizations. QCL’s customer base covers several industry sectors including, retail, pharmaceutical, medical, food, engineering, and financial. For more information, visit www.qcltechnologies.com.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.